SECURI[...] 15027245 ON

RECEIVED JUN 29 2015 WASH., D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2014 (MM/DD/YY) AND ENDING APRIL 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGHANA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. KRIDEL, JR. 212 986-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. KRIDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FERGHANA SECURITIES, INC. of APRIL 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

CARMEN HESLOP
Notary Public - State of New York
NO. 01HE6191607
Qualified in Kings County
My Commission Expires 8/18/16

Carmen Heslop

Notary Public

William J Kridel

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholder
Ferghana Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statement of Ferghana Securities, Inc. (the "Company"), which comprise the statement of financial condition as of April 30, 2015 that is filed pursuant to Rule 17a5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management is Responsible for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with standards of the Public Accounting Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Ferghana Securities, Inc. as of April 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

FOX & JURAN

New York, New York

May 20, 2015

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2015

ASSETS

Cash and cash equivalents	$ 669,715	
Accounts receivable	39,500	
Receivable from parent	869,460	
Prepaid expenses	3,088	
TOTAL ASSETS		$1,581,763

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses	$ 15,116	
Income taxes payable	505,400	
TOTAL LIABILITIES		$ 520,516
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$ 1	
Additional paid in capital	13,950	
Retained earnings	1,047,296	
TOTAL STOCKHOLDER'S EQUITY		1,061,247
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$1,581,763

See Independent Registered Public Accounting Firm's Report
And Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

Ferghana Securities, Inc. (The Company), a wholly owned subsidiary of Ferghana Partners Inc., was formed in Delaware on April 22, 1997. The Company is a Broker Dealer registered with Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC).

REVENUES:

The Company provides investment banking services to the global Healthcare and Chemicals Sectors for Equity Financing Transactions. Revenues are recorded on the accrual basis when earned.

CASH AND CASH EQUIVALENTS:

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

SIGNIFICANT CREDIT RISK AND ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES:

The Company and its parent, Ferghana Partners Inc. file consolidated Federal, State and City income tax returns. As a result, the Company pays its Federal, State and City income tax liability to its parent.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

3. RELATED PARTY TRANSACTIONS

The Company is allocated costs from its parent for salaries, share of office space, bookkeeping and general overhead. The total cost was $1,605,158.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2015, the Company had net capital and aggregate indebtedness of $149,199 and $ 520,516 respectively. The net capital ratio was .34887 to 1 or 348.87% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $114,498

5. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 420 Lexington Avenue, New York, N.Y. 10170 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTING FIRM ON EXEMPTION REPORT

To the Stockholder

Ferghana Securities, Inc.

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Ferghana Securities, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Ferghana Securities, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: Section (k)(2)(i) (the exemption provisions) and (2) Ferghana Securities, Inc. stated that Ferghana Securities, Inc. met the identified exemption provisions throughout the period from May 1, 2014 to April 30, 2015 without exception. Ferghana Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Ferghana Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set fourth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fox & Juran

New York, New York

May 20, 2015

ferghana
securities, inc

420 Lexington Avenue
Suite 2740
The Graybar Building
New York, NY 10170

t +1 212 986 7900
f +1 212 883 9395

www.ferghanapartners.com

Annual Exemption Report

Year Ending April 30, 2015

To the best of our knowledge and belief, Ferghana Securities, Inc. a non-carrying Broker-Dealer, is exempt from Rule 15c3-3 under paragraph (k) (2) (i), namely a broker-dealer whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Ferghana Securities, Inc. met the identified exemption provisions from May 1, 2014 to April 30, 2015 without exception.

By: William J Kridel Jr

William J. Kridel, Jr., Chief Financial Officer and Chief Compliance Officer